37 CAPITAL INC.

Condensed Interim Unaudited Financial Statements

Six Months Ended June 30, 2016 and 2015

(Expressed in Canadian Dollars)

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at June 30, 2106 and for the six months ended June 30, 2016.

1

37 CAPITAL INC.

Condensed Interim Balance Sheets

(Expressed in Canadian Dollars)

	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
Assets

Current
Cash	$1,601	$783
GST receivable	3,522	2,492
Prepaid expense	20,000	—

	25,123	3,275
Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1

Total Assets	$25,125	$3,277

Liabilities

Current
Accounts payable and accrued liabilities (notes13 & 16(a))	$206,747	$136,240
Due to related parties (notes 10 & 12)	342,239	275,626
Convertible debentures (note 9)	447,715	424,644

Total Liabilities	996,701	836,510

Stockholders’ Deficiency

Capital Stock (note 8)	25,289,492	25,272,401
Equity Portion of Convertible Debentures Reserve (note 9)	33,706	33,706
Reserves	5,115	36,351
Deficit	(26,299,889)	(26,175,691)

Total Stockholders’ Deficiency	(971,576)	(833,233)

Total Liabilities and Stockholders’ Deficiency	$25,125	$3,277

See notes to financial statements.

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

….................................................................. Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

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37 CAPITAL INC.

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2016	2015	2016	2015

Expenses
Finance, interest and foreign exchange	$11,617	$20,226	$23,742	$38,567
Legal, accounting and auditing	7,171	21,882	22,414	21,882
Management fees	15,000	15,000	30,000	30,000
Office	27,400	30,268	61,503	62,606
Regulatory and transfer fees	612	4,667	2,541	5,489
Rent	6,650	7,314	14,043	14,627
Telephone, travel, meals and entertainment	564	563	1,191	1,608
	69,014	99,920	155,434	174,779
Net Loss and Comprehensive Loss for the Period	$(69,014)	$(99,920)	$(155,434)	$(174,779)

Basic and Diluted Loss per Common Share	$(0.03)	$(0.09)	$(0.08)	$(0.16)

Weighted Average Number of Common Shares Outstanding	2,067,724	1,067,724	2,045,746	1,067,724

See notes to financial statements.

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37 CAPITAL INC.

Condensed Interim Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Equity (Deficiency)
Balance, December 31, 2014	1,067,724	$25,272,401	$5,712	$5,115	$31,236	$(25,840,698)	$(526,234)
Net loss for the period	—	—	—	—	—	(174,779)	(174,779)
Convertible debentures	—	—	27,994	—	—	—	27,994
Balance, June 30, 2015	1,067,724	25,272,401	33,706	5,115	31,236	(26,015,477)	(673,019)
Net loss for the period	—	—	—	—	—	(160,214)	(160,214)
Balance, December 31, 2015	1,067,724	$25,272,401	$33,706	$5,115	$31,236	$(26,175,691)	$(833,233)
Net loss for the period	—	—	—	—	—	(155,434)	(155,434)
Issue of common shares and warrants, net of share issue costs	1,000,000	99,800	—	—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Shares of Spincos upon redemption of reorganization shares	—	(82,709)	—	—	—	—	(82,709)
Balance, June 30, 2016	2,067,724	$25,289,492	$33,706	$5,115	$—	$(26,299,889)	$(971,576)

See notes to financial statements.

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37 CAPITAL INC.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

	Six Months Ended
	June 30, 2016	June 30, 2015
Operating Activities
Net loss	$(155,434)	$(174,779)
Items not involving cash
Interest expense on convertible debentures	23,071	37,894
	(132,363)	(136,885)

Changes in non-cash working capital GST/HST receivable	(1,030)	(1,316)
Prepaids	(20,000)	—
Accounts payable and accrued liabilities	70,507	(20,395)
Due to related parties*	21,904	(90,946)
	71,381	(112,657)

Cash Used in Operating Activities	(60,982)	(249,542)

Financing Activities
Issuance of convertible debentures	—	250,000
Issuance of common shares and warrants, Net of share issue costs	99,800	—
Redemption of reorganization shares	(38,000)	—

Cash Provided by Financing Activities	61,800	250,000

Net Increase (Decrease) in Cash	818	458
Cash (Cheques Issued in Excess of Funds on Deposit), Beginning of Period	783	426

Cash, End of Period	$1,601	$884

* Plan of Arrangement cost included in Due to related party - ($43,003).

See notes to financial statements.

5

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. and the Company consolidated its capital stock on the basis of six (old) High 5 shares for one (new) 37 Capital share. The Cusip number of the Company’s common shares is 88429G102. The shares of 37 Capital trade on the Canadian Securities Exchange under the symbol “JJJ”, and in the USA, the shares of 37 Capital trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 1500, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns. The arrangement agreement was completed on February 12, 2016.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred $155,434 in operating losses during the past six months (June 30, 2015 - $174,779) and has incurred operating losses over the past two fiscal years (2015 - $334,993; 2014 - $1,046,790), has a deficit of $26,299,889 as at June 30, 2016 (December 31, 2015 - $26,175,691; December 31, 2014 - $25,840,698), a working capital deficiency of $971,578 (December 31, 2015 - $833,235; December 31, 2014 - $526,236), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage, and accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3. BASIS OF PRESENTATION

(a)	Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

6

3. BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

These condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the financial statements

The financial statements of 37 Capital for the period ended June 30, 2016 were approved and authorized for issue by the Board of Directors on August 10, 2016.

(d)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

·	The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less than its original cost at each reporting period.

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

·	The provision for income taxes and recognition of deferred income tax assets and liabilities;

·	The recoverability of investment; and

·	The inputs in determining the liability and equity components of the convertible debentures.

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4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)	Financial Instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company classifies its cash as FVTPL.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year-end. Interest income is recognized by applying the effective interest rate method.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive loss and classified as a component of equity. The Company classifies its investment as AFS.

8

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Financial instruments (Continued)

(ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

(iii)	Impairment

The Company assesses at each balance sheet date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized in the statement of comprehensive loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to the statement of comprehensive loss in the period.

(b)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the unit-of-production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

9

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral property interests (Continued)

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

10

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Decommissioning liabilities (Continued)

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(e)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(f)	Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

11

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Share-based payments (Continued)

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred from warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred to deficit.

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(k)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

·	Identify the contract with the customer
·	Identify the performance obligations in the contract
·	Determine the transaction price
·	Allocate the transaction price to the performance obligations in the contracts
·	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning on January 1, 2018

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4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	New accounting pronouncements (Continued)

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

·	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
·	Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.
·	Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
·	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company’s annual period beginning on January 1, 2018.

The Company has not early-adopted these standards and is currently assessing the impact that the standards will have on the financial statements.

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

14

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(b)	Fair value of financial instruments (Continued)

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At June 30, 2016, the Company had cash of $1,601 (June 30, 2015 - $884) available to apply against short-term business requirements and current liabilities of $996,701 (June 30, 2015 - $678,323). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

As at June 30, 2016, convertible debentures with face value of $350,000 have matured and are payable on demand together with accrued interest.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at June 30, 2016, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

6. MINERAL PROPERTY INTERESTS

Extra High Property
Balance, December 31, 2015 and June 30, 2016	$1

(a)	Extra High Property

As at June 30, 2016, the Company holds 33% interest and Colt Resources Inc. (“Colt”) holds 67% interest in the Extra High Property. Colt is the operator of the Extra High

15

6.	MINERAL PROPERTY INTERESTS (Continued)

(a)	Extra High Property (Continued)

Property. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR. The Extra High Property is subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor Colt has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1 during the year ended December 31, 2011. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares, which comprise the Extra High Property. Also as of April 2, 2016, the Company together with Colt have abandoned a total of 366 hectares of mineral claims, which were previously part of the Extra High Property.

(b)	Realization of assets

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(c)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company. As at June 30, 2016, the Company has no significant decommissioning obligations.

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7. INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced ($20,122 cash received and $29,078 repayment of expenses to third parties) and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company.

8. CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value. As of June 30, 2016, there are no preferred shares issued.

(b)	Issued

As of June 30, 2016, there are 2,067,724 common shares issued and outstanding.

Effective July 7, 2014, the Company consolidated its common shares on the basis of six pre-consolidation common shares for one post-consolidation common share. All figures as to the numbers of common shares, stock options, warrants, as well as loss per share in these financial statements have been retroactively restated to reflect the consolidation.

During the six months period ended June 30, 2016, the Company completed the following financing:

·	On January 4, 2016, the Company closed the first and last tranche of the non-brokered private placement announced on July 31, 2015 and the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021.

There were no share financings during the years ended December 31, 2015 and 2014.

(c) Warrants

Warrants activity for the six months ended June 30, 2016 and 2015 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2014	293,983	$2.09
Expired	(23,148)	$9.00
Balance, December 31, 2014 and 2015	270,835	$1.50
Expired	(267,502)	$1.50
Issued	1,000,000	$0.20
Balance, June 30, 2016	1,003,333	$0.14

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8. CAPITAL STOCK (Continued)

(c) Warrants (Continued)

At June 30, 2016 and 2015, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2016	2015
January 7, 2016	$1.50	—	125,834
January 28, 2016	$1.50	—	108,334
March 4, 2016	$1.50	—	16,667
May 1, 2016	$1.50	—	16,667
July 23, 2018	$1.50	3,333	3,333
January 4, 2021	$0.135	1,000,000	—
		1,003,333	270,835

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

Options activity for the six months ended June 30, 2016 and 2015 are as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2014 and 2015	33,334	$1.20
Expired	(33,334)	$1.20
Balance, June 30, 2016	—	$0.00

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9. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal Amount and the accrued interest to the two directors.

Convertible Debentures Financing 2013

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under the equity portion of convertible debenture reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under the equity portion of convertible debenture reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under convertible debentures and the amount of $6,350 has been recorded under the equity portion of convertible debenture reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under the equity portion of convertible debenture reserve.

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the principal amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve. The principal amount of $50,000 together with the accrued interest of the Convertible Debenture (“Outstanding Liability”) became due and payable on January 23, 2015. However, on the due date the Company was unable to repay the Outstanding Liability. As a result, and by mutual consent, the Convertible Debenture has been extended for an indefinite period until the Company pays the Outstanding Liability.

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9. CONVERTIBLE DEBENTURES FINANCING (Continued)

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the principal amount of $858,118 of certain convertible debentures together with their corresponding accrued interest was converted into 610,724 common shares of the Company.

As at June 30, 2016, the amount of $447,715 (June 30, 2015 - $383,025) has been recorded as the liability portion of convertible debentures and the amount of $33,706 (June 30, 2015 - $33,706) has been recorded as the equity portion of convertible debentures reserve.

10. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at June 30 and consist of the following:

	2016	2015
Entities controlled by directors (non-interest-bearing)	$313,322	$172,354
Advances from directors (interest at prime plus 1%)	28,917	34,758
	$342,239	$207,112

On January 6, 2015 the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The Principal amount of $250,000 together with accrued interest are due and payable to the two directors.

During the six months ended June 30, the following amounts were charged by related parties.

	2016	2015
Interest charged on amounts due to related parties	$240	$335
Rent charged by entities with common directors (note 11(c))	14,043	14,627
Office expenses charged by, and other expenses paid on behalf of the Company by, an entity with common directors (note 11(b))	42,964	43,503
	$57,247	$58,465

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11. RELATED PARTY TRANSACTIONS (Continued)

The remuneration of directors and key management personnel during six months ended June 30, is as follows:

	2016	2015
Management fees (note 11(a))	$30,000	$30,000

11. COMMITMENTS

(a)	The Company has an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. As of July 1, 2014, the Company is entitled to receive management services from Kalpakian Bros. at a monthly rate of $5,000 plus applicable taxes. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice in writing to the other party.

(b)	The Company has an agreement for office support services with Jackpot Digital Inc. (“Jackpot”), a company with common directors. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2017. The agreement can be terminated by either party upon giving three months’ written notice.

(c)	The Company, together with Jackpot and Green Arrow Resources Inc., a company with certain common directors, had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period which was extended until July 31, 2016. The office lease agreement has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot.

12. PLAN OF ARRANGEMENT

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015 the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns. In respect to the arrangement agreement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received final court approval for the plan of arrangement.

The Company has completed the plan of arrangement (the “Arrangement”) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”). The effective date of the Arrangement was on February 12, 2016 (“Effective Date”). On the Effective Date, Shareholders of record received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were transferred by shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 issued to shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on

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12. PLAN OF ARRANGEMENT (Continued)

the Effective Date, all of the Class 2 Reorganization Shares were transferred by shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 issued to shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677.

In connection with the above transaction, as at June 30, 2016, the Company has recorded the amount of $43,003 as payable to Spinco1 and Spinco2 which is included in Due to related party.

13. LOAN PAYABLE

During the six months ended June 30, 2016, the Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is payable on demand.

14. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the six months ended June 30, 2016. The Company is not subject to externally imposed capital requirements.

15. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. The mineral properties interest as of June 30, 2016 are located in Canada. However, as of June 30, 2016, the Company has a minority investment in a non-mining related project located in Mexico (note 7) from which the Company received $4,157 in royalty revenues during the year ended December 31, 2014. Substantially all of the Company’s other assets are located, and expenditures were incurred, in Canada.

16. EVENTS AFTER REPORTING PERIOD

Subsequent to June 30, 2016:

(a)	The Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000 to two subscribers.

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